Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

April 26, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Gabriel Eckstein
Ms. Christine Davis
Ms. Amanda Kim

Re:	ChannelAdvisor Corporation
Registration Statement on Form S-1
Filed April 11, 2013
File No. 333-187865

Ladies and Gentlemen:

On behalf of our client, ChannelAdvisor Corporation (“ChannelAdvisor” or the “Company”), we are transmitting for filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, File No. 333-187865 (the “Registration Statement”). We are also sending a hard copy Amendment No. 1, including a version that is marked to show changes to the initial Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 11, 2013, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Eckstein.

Amendment No. 1 is being filed in part to respond to comments received from the Staff by letter dated April 23, 2013 (the “Comments”), relating to the Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determination of the Fair Value of Common Stock on Grant Dates, page 56

April 26, 2013

1.	We note your disclosure on page 57 that you began using a hybrid of the probability weighted expected return method (“PWERM”) and the Option Pricing Model (“OPM”) in December 2012. Please explain your basis for changing from using solely the PWERM model to the hybrid model and tell us the weighting used for each model. In this regard, we note that typically there is a shift from an OPM model to a PWERM model as an IPO approaches however, you appear to have done the opposite.

Response to Comment 1:

The Company respectfully advises the Staff that it did continue to use the PWERM model for the December 2012 valuation and thereafter, with modifications as suggested by the Working Draft of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Working Draft”), released in August 2012. As greater certainty developed regarding a possible liquidity event, the Company modified its PWERM slightly to better account for the lack of specific details associated with any single non-IPO exit event. Specifically, the Company adjusted its PWERM to utilize techniques prescribed under the OPM to collectively model the full distribution of possible non-IPO scenarios. The Company believes this hybrid version of the PWERM provides a more appropriate representation of the possible non-IPO scenarios rather than modeling them discretely, as the Company had done in its valuations prior to December 2012.

The Company believes that its use of this hybrid methodology of the PWERM is consistent with current best practices outlined in Section 6.24(b) on page 57 of the latest Working Draft, which provides: “In some cases, it may be appropriate to consider a probabilistic distribution of values for a given scenario. For example, if the company is considering a near-term IPO, but if the IPO fails and the company is unsure what exit value it might achieve, it might be reasonable to use specific details for the IPO scenario, and a lognormal distribution of future values (such as in the option pricing model) in the postponed exit scenario.” The Working Draft further explains on page 65, in Section 6.49, that: “The hybrid method can be a useful alternative to explicitly modeling all PWERM scenarios, in situations where the company has transparency into one or more near term exits, but is unsure about what will occur if the current plans fall through.”

The Company believes that the foregoing guidance in the Working Draft was consistent with its expectations of potential postponed exit scenarios as of December 31, 2012, and therefore the Company began utilizing the PWERM with this modification for the valuations beginning as of that date.

In response to the Staff’s comment, the Company has modified its disclosure on page 60 of Amendment No. 1.

April 26, 2013

2.	Please explain your basis for using a 60% probability of IPO in your March 2013 valuation. In this regard, it would appear that this probability is low considering the timing of when you expect to go public.

Response to Comment 2:

The Company advises the Staff that its use of a 60% probability of an IPO taking place as of June 30, 2013 was determined based upon external macroeconomic circumstances and uncertainty surrounding future trends in the financial markets, as well as the lack of any significant internal events causing the Company to alter its assessment of the likelihood of an IPO since December 2012. On March 8, 2013, there were significant economic uncertainties, including the impact of the sequestration and the payroll tax reduction rollback, which the Company believed could adversely impact its consumer retail-oriented business. In addition, the Company identified several critical events that would still be required to occur in advance of an IPO. These included, but were not limited to:

•	the presentation of the Company’s full year 2012 financial results to its investment bankers and their research analysts in order for them to assess the Company’s marketability;

•	the completion of valuation scenarios by the Company’s underwriters to enable the Company’s Board of Directors to determine the appropriateness of an IPO;

•	the decision by the Company’s Board of Directors, in light of the underwriter valuation feedback, that proceeding with an IPO was in the best interests of stockholders; and

•	an assessment by the Company of its first quarter 2013 results and the impact of these results on the viability of an IPO.

As of March 8, 2013, there were still approximately six weeks until the results for the quarter ended March 31, 2013 would become available. As of March 8, 2013, none of these events had occurred. Accordingly, the Company determined that it had no basis to change its assessment of the likelihood of an IPO as of June 30, 2013.

3.

We note the supplemental information provided in your letter dated April 15, 2013 describing the factors contributing to the increase in the fair value of the company’s common stock from the December valuation to the preliminary estimated midpoint of the company’s IPO range. In light of the significant increase in the fair value of the common stock over such a relatively short period of time, please describe for us, in greater detail, the significant factors impacting the increase in fair value. To the extent necessary to allow readers to fully understand the increase you should consider quantifying how each factor impacted the increase in the fair value. As part of your response, please provide

April 26, 2013

us with your proposed disclosure that reconciles the difference between the fair value of the underlying stock as of the most recent valuation date (March 2013) and the midpoint of your IPO offering range.

Response to Comment 3:

The Company’s valuation as of December 31, 2012 utilized the PWERM methodology and assigned a 60% probability to the occurrence of an IPO on June 30, 2013. Under this IPO scenario exclusively, the valuation of the common stock was $0.87 per share on a pre-split basis (or $13.92 after giving effect to the proposed 1-for-16 reverse stock split). The $0.87 per share valuation excluded the impact of the discounting of the period from the assumed IPO date of June 30, 2013 back to the December 31, 2012 valuation date. An analysis of the full distribution of other possible outcomes that collectively accounted for a 40% probability yielded a valuation of $0.36 per share on a pre-split basis. The weighted average of these two valuations resulted in a preliminary overall valuation of $0.61 per share. A lack of marketability discount was then applied to this figure to arrive at a final valuation of $0.55 per share. Accordingly, management believes the independent valuation prepared as of December 31, 2012, as well as the subsequent March 8, 2013 valuation, reflect the fair value of the Company’s underlying common stock based on the facts and circumstances at the time.

In response to the Staff’s comment, the Company proposes to add the following disclosure describing the significant factors impacting the increase in fair value of the underlying stock from the valuation as of March 8, 2013 to the midpoint of the Company’s IPO range in a future amendment to the Registration Statement:

Determination of Estimated Offering Price. In                      2013, we determined the estimated initial public offering price per share of this offering, as set forth on the cover page of this prospectus, to be between $                         and $                     per share. We note that, as is typical in IPOs, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were prevailing market conditions and estimates of our business potential. In addition to this difference in purpose and methodology, we believe that the difference in value between the midpoint of the preliminary range and management’s determination of the fair value of our common stock on March 8, 2013, $0.55 per share, was primarily the result of the following factors:

•

The independent valuation prepared as of December 31, 2012 was the basis for the determination of the fair value of our common stock on March 8, 2013. The PWERM valuation contained an IPO scenario with a probability of 60% and an OPM scenario to collectively model the full distribution of possible non-IPO scenarios with a probability of 40%. In addition, the PWERM valuation included a discount of approximately 9% to reflect the time value of money for the period from the assumed IPO date back to the valuation date as well as a 10% discount for lack of marketability of our common stock. If we had

April 26, 2013

considered only a single scenario with 100% probability of an IPO occurring by June 30, 2013 and without applying a discount for lack of marketability or the time value of money, the independent valuation would have been $0.87 per share.

•

During the last half of March and first half of April 2013, we completed several critical events necessary to proceed toward an IPO, including the presentation of our full year 2012 financial results to our underwriters and their research analysts, in order for them to assess the Company’s marketability, and an assessment of our first quarter 2013 results to determine whether the underwriters would support proceeding with an IPO.

•

Our convertible preferred stock currently has substantial economic rights and preferences over our common stock. An IPO would result in the conversion of our preferred stock upon the completion of this offering and the corresponding elimination of these preferences, which results in an increased common stock valuation as compared to the valuation as of March 8, 2013, which did not assume a 100% probability of an IPO.

•

The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our liquidity. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position would increase the valuation of our common stock as compared to the valuation as of March 8, 2013.

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As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

Please fax any additional comment letters concerning Amendment No. 1 or the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Registration

April 26, 2013

Statement, Amendment No. 1 or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	M. Scot Wingo, ChannelAdvisor Corporation
S. Scott Alridge, ChannelAdvisor Corporation
Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP